

# R.M. Stark & Co., Inc.

**Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5**

**September 30, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-22543 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M Stark & Co., Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 South Federal Highway
(No. and Street)

| Lake Worth | FL | 33460 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stacey Stark 561-243-3815
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

| 2000 Banks Road, Suite 218 | Margate | FL | 33063 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Stacey Stark _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M Stark & Co., Inc _____ , as of September 30 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____ 11/19/2021
Signature

MARY JANE AUMAIS
MY COMMISSION # HH 145792
EXPIRES: July 27, 2025
Bonded Thru Notary Public Underwriters

CEO
_____
Title

_Mary Jane Aumais_ 11-19-2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **R.M. Stark & Co., Inc.:**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **R.M. Stark & Co., Inc.** as of September 30, 2021 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **R.M. Stark & Co., Inc.** as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of **R.M. Stark & Co., Inc.'s** management. Our responsibility is to express an opinion on **R.M. Stark & Co., Inc.'s** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **R.M. Stark & Co., Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Assurance Dimensions*

We have served as **R.M. Stark & Co., Inc.'s** auditor since July 2019.
Margate, Florida
November 19, 2021

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
**also d/b/a McNAMARA and ASSOCIATES, PLLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

**R.M. STARK & CO., INC**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

| **ASSETS** | | |
|---|---|---|
| Cash and Money Markets | $ | 86,641 |
| Receivable from broker/dealers | $ | 259,705 |
| Securities owned, at fair market value | $ | 384,453 |
| Prepaid expense and other assets | $ | 39,974 |
| ROU Asset - lease | $ | 27,993 |
| TOTAL ASSETS | $ | 798,766 |

| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable, accrued expenses and other liabilities | $ | 159,796 |
| Commissions Payable | $ | 140,168 |
| Lease Liability | $ | 28,323 |
| Salaries Payable | $ | 7,679 |
| Brokers Payable | $ | 528 |
| TOTAL LIABILITIES | | 336,494 |
| | | |
| **SHAREHOLDER'S EQUITY** | | |
| Common Stock, no par value, authorized | | |
| 2,000,000, 875 Shares issued | $ | 699,155 |
| Retained Earnings | $ | (236,883) |
| TOTAL SHAREHOLDER'S EQUITY | $ | 462,272 |
| Total liabilities and shareholder's equity | $ | 798,766 |

See accompanying notes to financial statements

## NOTE 1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

*Organization* – R.M. Stark & Co., Inc. (the "Company"), a wholly-owned subsidiary of RMST Holding Company, Inc. (the "Parent"), was incorporated in the state of Florida on September 29, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

RMST Holding Company, Inc had a 100% change of ownership to an unrelated party where by member interest of parent company is now owned by Premium 72 Capital.

*Basis of Presentation* - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Securities Transactions* - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

*Concentrations of Credit Risk* - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company did not have any cash in excess of federally insured limits at September 30, 2021. The Company's money market fund is covered by SIPC up to $500,000. The Company believes it is not exposed to any significant credit risk to cash.

*Estimates* - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2021, the Company estimated $39,974 of prepaid expenses which is composed of prepaid insurance for 10 months as well as a CRD deposit with FINRA for any appliable expenses.

*Cash and Cash Equivalents policy* **-** The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had cash and cash equivalents of $86,641 as of September 30, 2021.

**Note 1 Cont.**

*Receivables* - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2021.

### Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on October 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective October 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. The company did not have any investment banking revenue this fiscal year. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed, and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain/loss is recorded under revenue in accordance with ASC Topic 940, "Financial Services-Brokers and Dealers" since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

Revenues are not concentrated in any region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

### Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

## NOTE 2.      FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

| Description | Fair Value as of September 30, 2021 | Level 1 |
|---|---|---|
| Equities | $ 135,201 | $ 135,201 |
| Exchange Traded Funds | $ 249,252 | $ 249,252 |
| Total Securities owned | $ 384,453 | $ 384,453 |

All broker/dealer receivables, accounts payable and accrued expenses have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

## NOTE 3.      INCOME TAXES

Both the Company and its Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

## NOTE 4.      OFF- BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. All investments are level 1 and most were liquidated as of September 30, 2021 with a minimal amount left.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer.

*Note 4 Cont.*

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The initial term of the aforementioned agreement was three years, which began in September 2003. Under terms of the agreement the Company is required to maintain $100,000 deposit with Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer. Also included in the agreement are monthly minimum and termination charges.

## NOTE 5.      NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2021, the Company's net capital and required net capital were $363,209 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 84.79%.

The Company originally filed its year-end FOCUS IIA showing an ending net capital of $363,209.

## NOTE 6.     Leases

Effective October 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company's current office space is leased on a 3 year basis for $2,150 per month as of the fiscal year end. As a result of the adoption of the new lease accounting guidance, the Company recognized on October 1, 2019 (a) a lease liability of $76,018, which represents the present value of the payments of $78,397, discounted using the Company's incremental borrowing rate of 2%, and (b) a right of use asset of $76,018. As of September 30, 2021, the Company recognizes a lease liability of $28,323 and right of use asset of $27,993.

*Note 6 Cont.*

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of September 30, 2021:

| Year | Office Lease |
|---|---|
| 2022 | 28,323 |
| Total Lease payments | 28,323 |
| Less: Interest | 390 |
| Present Value of lease payments | 27,933 |

## NOTE 7.    401 (k) Plan

The Company adopted a deferred compensation plan commonly referred to as a profit-sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. The Company changed the plan year to a calendar year end. Company contributions to the plan for the year ended September 30, 2021 were $34,755.

## NOTE 8.    RELATED PARTIES

Stark Financial Advisers, Inc. is an affiliate of R.M. Stark & Co., Inc. In some cases, the firms share common clients. Certain joint clients with assets custodian at Pershing enter into wrap-fee relationships where one fee covers both the execution costs that are paid to R.M. Stark and Co., and management fees that are paid to Stark Financial Advisers.  Wrap-fees are typically charged against the assets held at Pershing and then credited to R.M. Stark.  R.M. Stark then pays Stark Financial Advisers the portion of the fees deemed to be management fees. During the year ended September 30, 2021, the Company paid $97,707 of their portion of the management fees.

## NOTE 9.        CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company actively investigates these matters and takes the appropriate steps to defend itself against these claims. The Company has not accrued any amounts related to these claims at September 30, 2021.

In January 2021, RM Stark Holding Company used RM Stark as collateral in a revenue advancement agreement with AMZ. RM Stark was released from the liability in March 2021 as the loan was never deposited into the Company's bank account.

Sometime after January 2, 2020 (but well before September 22, 2020, while Nicolayevsky was a contingent minority shareholder), Nicolayevsky sought COVID-19 relief loans offered to businesses by the U.S. Small Business Administration through its Payroll Protection Program ("PPP").  Specifically, Nicolayevsky prepared and submitted applications to governmental entities and lending institutions on behalf of PREMIUM 72, some of its subsidiaries and/or affiliates, and RMST, all utilizing RM Stark's payroll and tax documentation and information for calendar year 2019. At no time whatsoever did Nicolayevsky seek permission from, at the time, the majority shareholder and President of RMST and RM STARK – to seek PPP loans, or to submit any loan application or any other document of any kind or nature whatsoever, by or on behalf of RMST or RM Stark.  Neither Nicolayevsky nor Perez advised the Company's management that they received proceeds from any PPP loan, notwithstanding the fact that such proceeds were the property of RMST and RM Stark, and never belonged to Nicolayevsky and Perez, nor were Nicolayevsky and Perez entitled to the possession or use of such funds, and despite the demands of Management for return of the funds, Nicolayevsky and Perez have failed and refused to relinquish same.

Management has concluded that the COVID-19 outbreak in 2020 may have had a significant impact on business in general, but the impact is not significant. Due to the level of risk this virus may have on the global economy, it is at least reasonably possible that impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

## NOTE 10.      SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to September 30, 2021, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, November 19, 2021.